Stearns Weaver Miller

Weissler Alhadeff & Sitterson, P.A.

Miami      ■      Ft. Lauderdale      ■      Tampa

February 9, 2005

Abby Adams, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	IVAX Corporation Schedule TO-I Filed January 20, 2005

Dear Ms. Adams:

     This letter is in response to the Staff’s comments regarding the above-referenced filing, which were provided in your letter dated February 2, 2005.

     Set forth below are responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.

Offer to Exchange

1.	Security holders are entitled to rely on the disclosure in your document. Please eliminate the disclaimer in the fifth paragraph on the second page of the introduction.

     The fifth paragraph on the second page of the introduction has been deleted. See Item (3) of the Schedule TO/A and the second page of the introduction of the Supplement to Offer to Exchange dated February 9, 2005 (the “Supplement”).

2.	On page iii you state that you “undertake no obligation to update or revise these [forward-looking] statements.” This disclosure is inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

     The last paragraph under the section “Forward-looking statements” on page iii has been revised to delete the following text: “and we undertake no obligation to update or revise these statements” and to reflect that IVAX will update those forward-looking statements to the extent there is a material change or as otherwise required by the securities laws. See Item (4) of the Schedule TO/A and the last paragraph on page iii of the Supplement.

Ms. Abby Adams
February 9, 2005

3.	Please revise your disclosures to describe, in plain English, the following:

•	Describe the contingent conversion provisions of the old notes so that it is clear how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

•	Clarify that the exchange will result in your reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

                 Also revise the summary to highlight this information.

     The disclosure has been revised to include a description of the application of EITF Issue No. 04-8 to the Old Notes, as well as to clarify that the consummation of the Offer would result in IVAX’ reporting of higher diluted earnings per share. See Items (5) and (17) of the Schedule TO/A and pages 1 and 39 of the Supplement.

4.	Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

     IVAX applied the guidance established by EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” and has determined that the Offer should be accounted for as a modification of the Old Notes.

5.	In an appropriate section of the document, describe the effect on your liquidity and capital resources from the cash settlement provisions of the new notes, and discuss the means by which you reasonably expect to finance the cash requirement resulting from conversion of the new notes.

     The effects on IVAX’ liquidity and capital resources from the cash settlement provisions of the New Notes and the source of financing for such cash requirements has been discussed in the section “Risk factors—We may not be in a position to repurchase the New Notes for cash pursuant to their terms or to pay the amounts due upon conversion of the New Notes when required” and the third paragraph on page 48 of the Offer to Exchange in the section “Description of the New Notes—Payment upon conversion.” In response to the Staff’s comments, language has been added to the effect that our ability to pay the cash amounts will be subject to our liquidity position at the time. See Items (12) and (19) of the Schedule TO/A and pages 32 and 51 of the Supplement.

6.	Revise to describe the accounting treatment for the exchange transaction (i.e., is there a gain or loss, and why).

     A summary of the accounting treatment for the exchange transaction has been added to the section “Summary-The offer.” See Item (7) on the Schedule TO/A and page 5 of the Supplement.

Ms. Abby Adams
February 9, 2005

     Summary

7.	We note the statement on page 2 that you have reserved the right to terminate the exchange offer in your discretion for any reason. Clarify that you do not intend to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.

     The disclosure has been revised to reflect that IVAX will only terminate, withdraw or amend the Offer in the event that one of the conditions set forth in the section “The offer to exchange—Conditions to the Offer” has occurred. See Items (1) and (6) of the Schedule TO/A and the cover page and page 2 of the Supplement.

Purpose of the Offer, page 36

8.	Revise this section to provide a detailed description of the accounting rule changes and how they apply to your notes. In doing so, disclose the material effects that will result from your consummation of the exchange offering due to the applicable accounting rules, the conversion features of your new notes, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your new notes will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would be have been calculated based upon the conversion features of your old notes. Also, revise the summary to highlight this information and to provide a cross-reference to more detailed disclosure later in the document. Also revise the summary of differences between the new and old notes.

     The section has been revised to include a detailed description of the application of the new accounting rule to the Old Notes and to disclose the effects the application of such new accounting rule will have in the event the Offer is consummated as well as if it is not consummated. See Items (5) and (17) of the Schedule TO/A and pages 1 and 39 of the Supplement.

     Conditions of the Offer, page 38

9.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the fifth bullet point to clarify the events that may trigger this condition and which standard applies.

     The fifth bullet point in the section “The offer to exchange—Conditions of the Offer” has been deleted. See Item (18) on the Schedule TO/A and page 41 of the Supplement.

Ms. Abby Adams
February 9, 2005

     Description of the New Notes, page 52

10.	We note that “to the extent permitted by law, [you] may, from time to time, increase the conversion rate for the new notes for a period of 20 days.” Please explain your ability to do so and your understanding of the applicable law, including any consideration you have given to whether Rule 13e-4 would apply to this change. See, for comparison, the letter regarding Heritage Entertainment, Inc. (April 10, 1987).

     IVAX is aware of the Staff’s position with respect to the applicability of Rule 13e-4 to a change in the conversion rate of the New Notes. IVAX will comply with all applicable laws in the event it determines to increase the conversion rate at any time.

     Certain United States Federal Income Tax Consequences, page 65

11.	Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate all statements (including that on page 68) that the discussion relates to “certain” tax consequences and that the summary is not a “complete analysis.” We understand that you may not be able to describe all tax effects of the offer for every security holder due to their individual circumstance; however, you should revise the second sentence of this paragraph and the bold paragraph on page 66 to clarify that you have described all material federal tax consequences.

     The title of the section and all cross-references to the section have been revised to read “Material United States federal income tax consequences.” In addition, the disclosure has been clarified to reflect that the section describes the material United States federal income tax consequences of the Offer and the ownership and disposition of the New Notes and the common stock. See Items (20) through (24) of the Schedule TO/A and pages 68, 69, 71 and 75 of the Supplement.

     Incorporation of Certain Documents by Reference, page 75

12.	Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rule 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclose. Please revise.

     The last sentence of the first paragraph of the section “Incorporation of certain documents by reference” has been revised to delete the incorporation by reference of any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. See Item (25) of the Schedule TO/A and page 78 of the Supplement.

13.	We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c) of Regulation M-A requires that at

Ms. Abby Adams
February 9, 2005

least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

     Item 10 of the Schedule TO has been amended and supplemented to include disclosure of summary financial data for IVAX for the years ended December 31, 2001, 2002 and 2003 and the nine-month periods ended September 30, 2003 and 2004. The summary financial information has also been included in the Supplement, which will be disseminated to security holders. See Item 10 of Schedule TO/A and page 14 of the Supplement.

     Letter of Transmittal

14.	We note the references to the issuance of the new notes in reliance on no-action letters issued by the staff on pages 4-5. Tell us what letters you believe apply to this offer.

     IVAX considered the following no-action letters: Storage Equities, Inc. (May 6, 1983), The Timken Company and The Tenax Company (October 15, 1985), Dynalectron Corporation; DFC Inc. (August 12, 1996), Terminal Data Corporation (August 16, 1990), Echo Bay Mines Ltd. (March 16, 1998), and Alpharma Inc. (October 1, 1998).

***

     We have attempted to address each of the comments raised in your letter. IVAX hopes to disseminate the revised Offer to Exchange at the earliest possible time so as to avoid an extension of the Offer. Accordingly, your expedited review of this filing would be much appreciated. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 789-3500.

     Thank you for your assistance.

Very truly yours, /s/ Alison W. Miller Alison W. Miller, Esq.